NO ACT

NC
12-17-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





11005670

February 2, 2011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-2-11

John A. Berry
Divisional Vice President,
Associate General Counsel
and Assistant Secretary
Securities and Benefits
Abbott Laboratories
100 Abbott Park Road
Dept. 32L, Bldg. AP6A-2
Abbott Park, IL 60064-6011

Re: Abbott Laboratories
Incoming letter dated December 17, 2010

Dear Mr. Berry:

This is in response to your letters dated December 17, 2010, December 30, 2010 and January 4, 2011 concerning the shareholder proposal submitted to Abbott by Kenneth Steiner. We also have received letters on the proponent's behalf dated December 27, 2010, December 31, 2010 and January 9, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 2, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Abbott Laboratories
Incoming letter dated December 17, 2010

The proposal requests that the board take the steps necessary so that each shareholder voting requirement impacting the company that calls for a greater than simple majority vote be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

There appears to be some basis for your view that Abbott may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Abbott to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Abbott omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Abbott relies.

Sincerely,

Eric Envall
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 9, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Abbott Laboratories (ABT)
Simple Majority Vote
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the supplemented December 17, 2010 request to block this rule 14a-8 proposal.

Attached is the sentence from the company 2010 annual meeting proxy equating "abstain" with "against."

The company failed to provide any precedent of a company obtaining no action relief regarding the Simple Majority Vote topic after giving notice in its most recent annual meeting proxy that voting to "abstain" is the same as voting "against."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
John A. Berry <John.Berry@abbott.com>

will be voted (or not voted) as specified. Where no choice has been specified, the proxy will be voted FOR the ratification of Deloitte & Touche LLP as auditors and AGAINST the shareholder proposals.

With the exception of matters omitted from this proxy statement pursuant to the rules of the Securities and Exchange Commission, the board of directors is not aware of any other issue which may properly be brought before the meeting. If other matters are properly brought before the meeting, the accompanying proxy will be voted in accordance with the judgment of the proxy holders.

Quorum and Vote Required to Approve Each Item on the Proxy

A majority of the outstanding shares entitled to vote on a matter, represented in person or by proxy, constitutes a quorum for consideration of that matter at the meeting. The affirmative vote of a majority of the shares represented at the meeting and entitled to vote on a matter shall be the act of the shareholders with respect to that matter.

Effect of Broker Non-Votes and Abstentions

A proxy submitted by an institution such as a broker or bank that holds shares for the account of a beneficial owner may indicate that all or a portion of the shares represented by that proxy are not being voted with respect to a particular matter. This could occur, for example, when the broker or bank is not permitted to vote those shares in the absence of instructions from the beneficial owner of the stock. These "non-voted shares" will be considered shares not present and, therefore, not entitled to vote on those matters, although these shares may be considered present and entitled to vote for other purposes. Brokers and banks have discretionary authority to vote shares in absence of instructions on matters the New York Stock Exchange considers "routine", such as the ratification of the appointment of the auditors. They do not have discretionary authority to vote shares in absence of instructions on "non-routine" matters. The election of directors and the shareholder proposals are considered "non-routine" matters. Non-voted shares will not affect the determination of the outcome of the vote on any matter to be decided at the meeting. Shares represented by proxies which are present and entitled to vote on a matter but which have elected to abstain from voting on that matter will have the effect of votes against that matter.

Inspectors of Election

The inspectors of election and the tabulators of all proxies, ballots, and voting tabulations that identify shareholders are independent and are not Abbott employees.

Cost of Soliciting Proxies

Abbott will bear the cost of making solicitations from its shareholders and will reimburse banks and brokerage firms for out-of-pocket expenses incurred in connection with this solicitation. Proxies may be solicited by mail, telephone, Internet, or in person by directors, officers, or employees of Abbott and its subsidiaries.

Abbott has retained Georgeson Inc. to aid in the solicitation of proxies, at an estimated cost of $19,000 plus reimbursement for reasonable out-of-pocket expenses.

Abbott Laboratories Stock Retirement Plan

Participants in the Abbott Laboratories Stock Retirement Plan will receive a voting instruction card for their shares held in the Abbott Laboratories Stock Retirement Trust. The Stock Retirement Trust is administered by both a trustee and an investment committee. The trustee of the Trust is Mercer Trust Company. The members of the investment committee are William J. Chase, Stephen R. Fussell, and William H. Preece, Jr., employees of Abbott. The voting power with respect to the shares is held by and shared between the investment committee and the participants. The investment committee must solicit voting instructions from the participants and follow the voting instructions it receives. The investment committee may use its own discretion with respect to those shares for which no voting instructions are received.

Confidential Voting

It is Abbott's policy that all proxies, ballots, and voting tabulations that reveal how a particular shareholder has voted be kept confidential and not be disclosed, except:

- where disclosure may be required by law or regulation,
- where disclosure may be necessary in order for Abbott to assert or defend claims,
- where a shareholder provides comments with a proxy,

John A. Berry
Divisional Vice President,
Associate General Counsel
and Assistant Secretary
Securities and Benefits

Abbott Laboratories
100 Abbott Park Road
Dept. 32L, Bldg. AP6A-2
Abbott Park, IL 60064-6011

t 847 938 3591
f 847 938 9492
john.berry@abbott.com



January 4, 2011

VIA E-MAIL

shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories—Shareholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

By letter dated December 17, 2010, Abbott Laboratories requested confirmation that the Staff of the Securities and Exchange Commission ("SEC") will not recommend enforcement action if, in reliance on Rule 14a-8, Abbott excludes a proposal (the "Proposal") submitted by Kenneth Steiner (together with John Chevedden, his designated proxy the "Proponent") from the proxy materials for Abbott's 2011 annual shareholders' meeting. By letter to the Staff dated December 27, 2010, the Proponent responded to my letter of December 17, 2010. In my letter of December 30, 2010, I addressed the issue raised by the Proponent in his December 27, 2010 letter. By letter dated December 31, 2010, the Proponent made a supplemental request to the Staff that the Proposal be included in Abbott's 2011 proxy statement based on the following sentence from Abbott's 2010 proxy statement:

> "Shares represented by proxies which are present and entitled to vote on a matter but which have elected to abstain from voting on that matter will have the effect of votes against that matter."

The Proponent incorrectly asserts that this sentence equates an "abstain" vote with an "against" vote. It does not. In fact, it demonstrates the central difference between Illinois law, which requires that abstentions be taken into account, and the "simple majority" standard requested by the Proposal, which ignores abstentions.

Under the "simple majority" voting standard the Proposal requests, matters are determined by "a majority of the votes cast for and against" a matter. Abstentions have no effect under this standard—they are disregarded completely in the same manner as shares which are not represented at the meeting in person or by proxy. In contrast, under the required Illinois voting standard, as described in Abbott's 2010 proxy statement, abstentions are counted when determining if the requisite majority has been obtained and therefore may affect the outcome of a matter submitted to a vote of shareholders. As explained in my earlier letters, the Proposal is improper under Illinois law and misleading to shareholders.



For the foregoing reasons and the reasons set forth in my December 17 and December 30, 2010 letters, I request your confirmation that the Staff will not recommend to the SEC any enforcement action if the Proposal is omitted from Abbott's 2011 proxy materials. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the State of Illinois.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2011 proxy materials, please contact me at 847-938-3591 or Steven Scrogham at 847-938-6166. We may also be reached by facsimile at 847-938-9492 and would appreciate it if you would send your response to us by facsimile to that number. The Proponent, John Chevedden, may be reached by telephone at *** FISMA & OMB Memorandum M-07-16 ***

Very truly yours,

John A. Berry

John A. Berry
Divisional Vice President,
Associate General Counsel
and Assistant Secretary

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

December 31, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Abbott Laboratories (ABT)
Simple Majority Vote
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 17, 2010 request to block this rule 14a-8 proposal, supplemented December 30, 2010.

Attached is the sentence from the company 2010 annual meeting proxy equating "abstain" with "against."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
John A. Berry <John.Berry@abbott.com>

will be voted (or not voted) as specified. Where no choice has been specified, the proxy will be voted FOR the ratification of Deloitte & Touche LLP as auditors and AGAINST the shareholder proposals.

With the exception of matters omitted from this proxy statement pursuant to the rules of the Securities and Exchange Commission, the board of directors is not aware of any other issue which may properly be brought before the meeting. If other matters are properly brought before the meeting, the accompanying proxy will be voted in accordance with the judgment of the proxy holders.

Quorum and Vote Required to Approve Each Item on the Proxy

A majority of the outstanding shares entitled to vote on a matter, represented in person or by proxy, constitutes a quorum for consideration of that matter at the meeting. The affirmative vote of a majority of the shares represented at the meeting and entitled to vote on a matter shall be the act of the shareholders with respect to that matter.

Effect of Broker Non-Votes and Abstentions

A proxy submitted by an institution such as a broker or bank that holds shares for the account of a beneficial owner may indicate that all or a portion of the shares represented by that proxy are not being voted with respect to a particular matter. This could occur, for example, when the broker or bank is not permitted to vote those shares in the absence of instructions from the beneficial owner of the stock. These "non-voted shares" will be considered shares not present and, therefore, not entitled to vote on those matters, although these shares may be considered present and entitled to vote for other purposes. Brokers and banks have discretionary authority to vote shares in absence of instructions on matters the New York Stock Exchange considers "routine", such as the ratification of the appointment of the auditors. They do not have discretionary authority to vote shares in absence of instructions on "non-routine" matters. The election of directors and the shareholder proposals are considered "non-routine" matters. Non-voted shares will not affect the determination of the outcome of the vote on any matter to be decided at the meeting. Shares represented by proxies which are present and entitled to vote on a matter but which have elected to abstain from voting on that matter will have the effect of votes against that matter.

Inspectors of Election

The inspectors of election and the tabulators of all proxies, ballots, and voting tabulations that identify shareholders are independent and are not Abbott employees.

Cost of Soliciting Proxies

Abbott will bear the cost of making solicitations from its shareholders and will reimburse banks and brokerage firms for out-of-pocket expenses incurred in connection with this solicitation. Proxies may be solicited by mail, telephone, Internet, or in person by directors, officers, or employees of Abbott and its subsidiaries.

Abbott has retained Georgeson Inc. to aid in the solicitation of proxies, at an estimated cost of $19,000 plus reimbursement for reasonable out-of-pocket expenses.

Abbott Laboratories Stock Retirement Plan

Participants in the Abbott Laboratories Stock Retirement Plan will receive a voting instruction card for their shares held in the Abbott Laboratories Stock Retirement Trust. The Stock Retirement Trust is administered by both a trustee and an investment committee. The trustee of the Trust is Mercer Trust Company. The members of the investment committee are William J. Chase, Stephen R. Fussell, and William H. Preece, Jr., employees of Abbott. The voting power with respect to the shares is held by and shared between the investment committee and the participants. The investment committee must solicit voting instructions from the participants and follow the voting instructions it receives. The investment committee may use its own discretion with respect to those shares for which no voting instructions are received.

Confidential Voting

It is Abbott's policy that all proxies, ballots, and voting tabulations that reveal how a particular shareholder has voted be kept confidential and not be disclosed, except:

- where disclosure may be required by law or regulation,
- where disclosure may be necessary in order for Abbott to assert or defend claims,
- where a shareholder provides comments with a proxy,

John A. Berry
Divisional Vice President,
Associate General Counsel
and Assistant Secretary
Securities and Benefits

Abbott Laboratories
100 Abbott Park Road
Dept. 32L, Bldg. AP6A-2
Abbott Park, IL 60064-6011

t 847 938 3591
f 847 938 9492
john.berry@abbott.com



December 30, 2010

VIA E-MAIL

Shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories—Shareholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

By letter dated December 17, 2010, Abbott Laboratories requested confirmation that the Staff of the Securities and Exchange Commission ("SEC") will not recommend enforcement action if, in reliance on Rule 14a-8, Abbott excludes a proposal (the "Proposal") submitted by Kenneth Steiner (together with John Chevedden, his designated proxy the "Proponent") from the proxy materials for Abbott's 2011 annual shareholders' meeting. By letter dated December 27, 2010, the Proponent wrote to the Staff requesting that the Proposal be included in Abbott's 2011 proxy materials.

The Proponent asserts in his December 27 letter that "the company point is merely to clarify that under state law, the reference in the proposal to votes cast against a proxy proposal would include the abstentions." This assertion mischaracterizes and oversimplifies Abbott's argument, which is that the Proponent requested a voting standard that violates Illinois corporate law and cannot be implemented even if adopted.

The Proposal reads as follows:

> "RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, *be changed to a majority of the votes cast for and against* the proposal in compliance with applicable laws. This includes any super-majority vote option of 67%, 80% or other super-majority percentage permitted under state law which our company can opt out of." *[italics and underlining added for emphasis]*

Abbott
A Promise for Life



Contrary to the Proponent's assertion in his December 27 letter, Abbott's December 17 letter does not merely "clarify" that abstentions should be counted as votes cast against a matter. Instead, Abbott's argument is that Illinois law requires abstentions to be included in the denominator as shares *represented* at the meeting and entitled to vote, whether or not they actually vote on the matter, while the Proposal, in violation of Illinois law, excludes abstentions from the denominator entirely by requiring consideration only of votes *cast for and against* a matter.

The substance of the "simple majority" voting standard specified in the Proposal is that shareholder votes be decided by a "majority of the votes cast for and against" any matter. The Proposal's voting standard is very precise, including only shares that have been cast for and against a matter. Because an abstention represents a shareholder's deliberate intent to not vote for or against a matter, it cannot simply be recharacterized as a vote cast against the matter, and would certainly not be understood that way by shareholders voting on the Proposal. In effect, the Proponent argues that the voting standard requested by the Proposal also encompasses a substantively different voting standard.

The voting standard requested by the Proposal is not an unusual voting standard and has a commonly accepted meaning. The Proponent chose a specific majority voting standard from among multiple alternatives and the standard he chose does not address abstentions. As demonstrated in the examples set forth in our original proposal, the treatment of abstentions is crucial to the outcome of a shareholder vote under Illinois corporate law. The request in the Proposal that voting standards be "changed . . . in compliance with applicable laws" cannot legitimately be read to "clarify" the standard clearly specified by the Proponent as meaning a substantially different standard that takes abstentions into account.

For the foregoing reasons and the reasons set forth in my original letter, I request your confirmation that the Staff will not recommend to the SEC any enforcement action if the Proposal is omitted from Abbott's 2011 proxy materials. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the State of Illinois.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2011 proxy materials, please contact me at 847-938-3591 or Steven Scrogham at 847-938-6166. We may



also be reached by facsimile at 847-938-9492 and would appreciate it if you would send your response to us by facsimile to that number. The Proponent, John Chevedden, may be reached by telephone at *** FISMA & OMB Memorandum M-07-16 ***

Very truly yours,



John A. Berry

Divisional Vice President,
Associate General Counsel
and Assistant Secretary

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

December 27, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Abbott Laboratories (ABT)
Simple Majority Vote
Kenneth Steiner

Ladies and Gentlemen:

This responds to the December 17, 2010 request to block this rule 14a-8 proposal.

The company provides information in its no action request that enables this proposal to be considered in compliance with state law. The company point is merely to clarify that under state law, the reference in the proposal to votes cast against a proxy proposal would include the abstentions.

For reference:

[ABT: Rule 14a-8 Proposal, October 6, 2010, updated November 3, 2010]

3* – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This includes any super-majority vote option of 67%, 80% or other super-majority percentage permitted under state law which our company can opt out of.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
John A. Berry <John.Berry@abbott.com>

John A. Berry
Divisional Vice President,
Associate General Counsel
and Assistant Secretary
Securities and Benefits

Abbott Laboratories
100 Abbott Park Road
Dept. 32L, Bldg. AP6A-2
Abbott Park, IL 60064-6011

t 847 938 3591
f 847 938 9492
john.berry@abbott.com



December 17, 2010

VIA E-MAIL

Shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories—Shareholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

On behalf of Abbott Laboratories and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission ("SEC") will not recommend enforcement action if, in reliance on Rule 14a-8, we do not include the shareholder resolution (the "Proposal") set forth in the September 20, 2010 letter submitted by Kenneth Steiner (together with John Chevedden, his designated proxy for the Proposal, the "Proponent") in the proxy materials for Abbott's 2011 annual shareholders' meeting, which we expect to file in definitive form with the SEC on or about March 15, 2011.

We received a notice on behalf of the Proponent on October 6, 2010, followed by an update on November 3, 2010, indicating that he would like to present the Proposal at our 2011 annual shareholders' meeting. The Proposal (a copy of which, together with its accompanying supporting statement, is attached as *Exhibit A*) reads as follows:

> "RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This includes any super-majority vote option of 67%, 80% or other super-majority percentage permitted under state law which our company can opt out of."

Pursuant to Rule 14a-8(j), I have enclosed the Proposal and provided the following explanation of the grounds upon which we deem omission of the Proposal to be proper. I have also enclosed a copy of all relevant correspondence exchanged with the Proponent in *Exhibit B*. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to notify the Proponent of our intention to omit the Proposal from our 2011 proxy materials.



We believe that the Proposal may be properly omitted from Abbott's 2011 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proposal can be excluded from Abbott's proxy materials because, if implemented, it would violate Illinois corporate law.

Rule 14a-8(i)(2) permits exclusion of a proposal if its implementation would "cause the company to violate any state, federal, or foreign law to which it is subject." Abbott is an Illinois corporation governed by the Illinois Business Corporation Act (the "IBCA"). We recognize that the Proposal asks the Board to take steps so that items that call for a vote of greater than a majority of the votes cast for and against any matter (which the Proposal refers to as a "simple majority") be changed to a majority of the votes cast for and against the matter "in compliance with applicable laws," but Illinois law does not permit the "simple majority" vote formulation which Proponent requests. Therefore it is impossible to implement the Proposal "in compliance with applicable laws."

A. Proponent's "simple majority" proposal would violate Illinois law because it does not include abstentions in the calculation of the majority.

Unlike the corporate law in Delaware, New York and many other states, Section 7.60 of the IBCA provides:

> "Quorum of shareholders. Unless otherwise provided in the articles of incorporation, a majority of votes of the shares, entitled to vote on a matter, represented in person or by proxy, shall constitute a quorum for consideration of such matter at a meeting of shareholders, but in no event shall a quorum consist of less than one-third of the votes of the shares entitled so to vote. If a quorum is present, **the affirmative vote of the majority of the votes of the shares represented at the meeting and entitled to vote on a matter shall be the act of the shareholders, unless a greater number of votes** or voting by **classes is required by this Act or the articles of incorporation.** The articles of incorporation may require any number or percent greater than a majority of votes up to and including a requirement of unanimity to constitute a quorum." *[boldface added for emphasis].*

Under the IBCA, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on a matter, whether or not any shareholders abstain from voting rather than casting their votes for or against the matter, is required to approve the matter unless the IBCA or the articles of incorporation require a *higher* vote. Therefore, abstentions are part of the denominator used to determine if the requisite majority has been reached. As Abbott made clear in its 2010 proxy statement, "[s]hares represented by proxies which are present and entitled to vote on a matter but which have elected to abstain from voting on that matter will have the effect of votes against that matter." The "simple majority" voting standard requested by the Proponent is a "majority of the votes cast for and against" a proposal. This standard,



which ignores abstentions, could result in a matter submitted for a shareholder vote being approved by less than the minimum shareholder vote required by the IBCA.

The following examples demonstrate how the application of the Proposal would violate the requirements of Illinois law. Assume the following: (i) the quorum requirements are met; (ii) 100 shares are represented and entitled to vote on the matter at a shareholder meeting; and (iii) 45 shares vote for, 35 shares vote against and 20 shares abstain from that matter.

Application of Proponent's Standard: Under the Proponent's standard, the matter would pass because the "simple majority" contained in the Proposal would be obtained (45/(45+35) = 45/80 = 56.25%).

Application of IBCA Standard: Under the IBCA, the matter would be defeated because it received the affirmative vote of only 45% of the shares represented at the meeting and entitled to vote, with the abstentions, as well as the for and against votes, counted in the total number of shares represented and entitled to vote at the meeting (45/(45+35+20) = 45/100 = 45%).

Abbott's by-laws incorporate the IBCA statutory majority vote standard. Neither Abbott's articles of incorporation nor its by-laws specify any other majority or super-majority standard. Specifically, Article II, Section 7 of Abbott's by-laws provides:

> "SECTION 7. QUORUM. . . . If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on a matter shall be the act of the shareholders, unless the vote of a greater number or voting by classes is required by The Business Corporation Act of 1983 or the Articles of Incorporation, as in effect on the date of such determination . . . ."

Section 7.60 of the IBCA clearly states a company's articles of incorporation can only *raise* the voting requirement above the statutory majority standard, not lower it.

It is therefore my opinion that the Proposal violates Illinois law because it could result in a situation where a matter submitted for shareholder action could be approved by the holders of fewer shares than permitted by the Illinois statute.

B. The Illinois statutory majority voting requirement is different from the corresponding Delaware and New York Statutory requirements.

Section 7.60 of the IBCA differs from its counterparts in New York and Delaware. Section 614 of the New York Business Corporation Law specifies that matters subject to a shareholder vote, unless otherwise required by New York law or the certificate of incorporation, shall "be authorized by a majority of the votes cast in favor of or against such action at a meeting of shareholders by the holders of shares entitled to vote thereon." Section 216(2) of the Delaware General Corporation Law ("DGCL") provides that, subject to DGCL voting requirements for specified actions, unless otherwise specified in a corporation's



by-laws or certificate of incorporation, "in all matters other than the election of directors, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the shareholders." Although the Delaware statute contains a default majority voting standard that is similar to the IBCA and different from the "majority of the votes cast for and against the proposal" standard requested by the Proponent, the Delaware statute permits its majority voting rule to be changed by a corporation's charter or by-laws. Unlike the Delaware statute, Illinois law does not permit the lower majority voting standard contained in the Proposal.

In *Omnicom Group Inc.* (Mar. 29, 2010) and *Gilead Sciences, Inc.* (Dec. 21, 2009), the SEC Staff did not concur that proposals similar to the Proposal could be excluded because they violated applicable law. However, the applicable law in Omnicom was New York law and the applicable law in Gilead Sciences was Delaware law. Therefore, in those letters, the requested majority standard did not in all cases violate the minimum majority voting requirement required by law as is the case in Illinois and those letters are distinguishable from the current situation.

C. The IBCA requires more than a simple majority vote to approve certain fundamental changes and extraordinary business transactions.

The IBCA contains several provisions that require the affirmative vote of at least two-thirds of the outstanding shares entitled to vote. For example, such a statutory super-majority vote is required by Section 10.20 of the IBCA for amendments to the articles of incorporation, by Section 11.20 of the IBCA with respect to mergers, by Section 11.60 of the IBCA with respect to sales, leases or exchanges of all, or substantially all, of the assets, other than in the usual and regular course of business, and by Section 12.15 of the IBCA with respect to voluntary dissolution by vote of shareholders. (The text of each of these statutory provisions is contained in *Exhibit C.)* While each of these statutory provisions permits the two-thirds vote requirement to be changed by the articles of incorporation, these statutory provisions do not permit the requisite shareholder vote for approval of such matters to be changed to less than a majority of the *outstanding* shares entitled to vote. In addition, other statutory provisions, such as Section 8.35 of the IBCA (which addresses removal of directors), require the vote to be based on a majority of outstanding shares.

The Proponent has requested a "simple majority" voting standard based on shares cast for and against. That is not permitted by the IBCA with respect to the votes required under the statutory provisions listed in the immediately preceding paragraph. The following examples demonstrate how the Proponent's "simple majority" standard violates the IBCA with respect to such fundamental changes and extraordinary business transactions. Assume there were 100 outstanding shares entitled to vote and 51 shares, a quorum, were represented at the meeting.

Application of Proponent's Standard: Under the Proponent's standard, such fundamental changes or extraordinary business transactions would be approved if a majority of the shares



actually voted (without taking abstentions into account) were voted in favor of that agenda item. (In this example, the Proposal could result in such a matter being approved with 15 votes for, 10 votes against and 26 abstentions.)

Application IBCA Standard: Even if reduced to the extent permitted by their provisions, the IBCA requires that at least a majority of the outstanding shares approve the matters covered by one of these statutory provisions, which in this example requires the affirmative vote of 51 shares.

As a result, it is my opinion that the Proposal would violate the IBCA with respect to the fundamental changes and extraordinary transactions that are subject to these statutory provisions.

D. The IBCA contains both a business combination provision and a fair price provision that provide for a super-majority vote in certain circumstances which cannot be reduced to the "simple majority" requested by the Proponent.

Business Combination Provision

Section 11.75 of the IBCA prohibits a business combination with an interested shareholder (which is defined as a person who owns 15% or more of the outstanding voting shares) for a three year period unless (1) prior to such time the board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder, (2) the interested shareholder acquired at least 85% of the outstanding voting shares (excluding stock held by directors who are also officers or by certain employee stock plans) in the transaction in which it became an interested shareholder or (3) the business combination is approved by the board of directors and the affirmative vote of at least 66 2/3% of the outstanding voting shares which are not owned by the interested shareholder. (The text of this statutory provision is contained in *Exhibit C*.)

Section 11.75(d) specifies that the 66 2/3% vote requirement cannot be increased by a company's articles of incorporation or by-laws. However, it does not discuss decreasing the vote requirement. Under the IBCA, Section 2.10(b)(2)(v) establishes a minimum vote requirement in circumstances where a provision of the IBCA (such as Section 11.75) otherwise requires a two-thirds shareholder vote. As indicated below, Section 2.10(b)(2)(v) provides that a company's articles of incorporation may not require a minimum vote of less than a majority of the outstanding shares entitled to vote on a matter. Specifically, Section 2.10(b)(2)(v) only allows a company's articles of incorporation to increase or decrease the vote requirement contained in an IBCA provision that

> "requires for approval of corporate action a two-thirds vote of the shareholders by specifying any smaller or larger vote requirement **not less than a majority of the outstanding shares** entitled to vote on the matter and not less than a majority of the



outstanding shares of each class of shares entitled to vote as a class on the matter." *[Boldface added for emphasis].*

Because the Proposal requests a majority of the votes cast for and against a matter, as opposed to a majority of the outstanding shares entitled to vote on a matter, it is also my opinion that the Proposal violates Illinois law with respect to Section 11.75.

Fair Price Provision

Section 7.85 of the IBCA requires the affirmative vote of (i) 80% of the voting power *and* (ii) a majority of the voting shares held by disinterested shareholders for certain business combinations unless statutory price and procedural terms are met or the transaction is approved by two-thirds of the disinterested directors. (The text of this statutory provision is contained in *Exhibit C.*) This statutory provision does not contain any language permitting the shareholder voting requirement to be changed to a "simple majority." To the contrary, Section 7.85(B) specifies that 80% of the voting power and the affirmative vote of a majority of the disinterested shareholders is required "except as otherwise expressly provided in paragraph C of this Section 7.85," which only provides exceptions for transactions approved by disinterested directors or meeting specified price and procedural requirements and which does not contemplate different voting thresholds.

Instead of addressing voting variations, Section 7.85 permits a company to opt out of this statutory provision completely (which itself would require more than a "simple majority" vote and which is not the action requested by the Proposal). Section 2.10(b)(2)(v) of the IBCA, which provides authorization for articles of incorporation to supersede statutory requirements for two-thirds votes (quoted above), by its terms is not applicable to Section 7.85.

Even if the voting standard of Section 7.85 could be modified pursuant to Section 7.60 of the IBCA, notwithstanding the lack of express authorization in either Section 7.85 or Section 2.10 (and it is not clear that Illinois law would permit such modification), Illinois law would not permit a transaction covered by Section 7.85 to be approved by a majority of the votes cast for or against, as requested by the Proposal. Rather, for the reasons discussed above, a majority of the shares represented at the meeting and entitled to vote thereon, as required by Section 7.60, is required to approve a transaction covered by Section 7.85. Accordingly, it is my opinion that the Proposal violates Illinois law with respect to this statutory provision as well.

In summary, for all of the reasons described in this Section I, it is my opinion that the Proposal is excludable from Abbott's 2011 proxy statement under Rule 14a-8(i)(2).

II. The Proposal can be excluded from Abbott's proxy materials because the Company does not have the power and authority to implement the Proposal if adopted.

Rule 14a-8(i)(6) permits a company to exclude a proposal from a proxy statement if the company would lack the power or authority to implement it. Because the Proposal violates



Illinois law for the reasons described in Section I of this letter, Abbott lacks the power to implement the Proposal. The "simple majority" voting standard requested by the Proponent is a "majority of the votes cast for and against" a matter. This standard, which ignores abstentions, could result in a matter submitted for a shareholder vote being approved by less than the minimum shareholder vote required by the IBCA.

The SEC Staff has repeatedly recognized that companies do not have the power and authority to implement proposals that violate state law. See, for example, *Schering-Plough Corp.* (Mar. 27, 2008) (proposal that the board adopt cumulative voting would violate New Jersey law); *Bank of America Corp.* (Feb. 26, 2008) (proposal requesting the board to disclose fees paid to a compensation consultant that were subject to a confidentiality agreement would violate North Carolina law); *PG&E Corp.* (Feb. 25, 2008) (proposal that the board adopt cumulative voting would violate California law); *The Boeing Company* (Feb. 19, 2008) (proposal that the board amend the governing documents to remove restriction on the shareholder right to act by written consent would violate Delaware law); *Noble Corporation* (Jan. 19, 2007) (proposal that the board revise the articles of association to provide that each director be elected on an annual basis would violate Cayman Islands law); *Xerox Corporation* (Feb. 23, 2004) (proposal for board to amend the certificate of incorporation to reinstate the rights of shareholders to take action by written consent and to call special meetings would violate New York law); and *CoBancorp Inc.* (Feb. 22, 1996) (proposal that the board rescind an executive stock-option plan would violate Ohio law).

Therefore, it would be inappropriate for Abbott to submit a matter to shareholders for a vote if the matter, if approved, would violate Illinois law and thus be beyond Abbott's power and authority to implement. Based on the above, it is also my opinion that the Proposal is excludable from Abbott's 2011 proxy statement under Rule 14a-8(i)(6).

III. The Proposal can be excluded from Abbott's proxy materials because it is an improper matter for shareholder action under Illinois law.

Rule 14a-8(i)(1) permits exclusion of a proposal if it is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. For the reasons described in Sections I and II of this letter, the Proposal, if adopted would cause Abbott to violate Illinois law and thus could not be implemented. Because the Proposal violates Illinois law and is beyond Abbott's power to implement in any event, it is my opinion that it is an improper subject for action by shareholders under the laws of Illinois. Accordingly, it is my opinion that the Proposal is excludable from Abbott's 2011 proxy statement under Rule 14a-8(i)(1).



IV. The Proposal may be properly omitted under Rule 14a-8(i)(3) and Rule 14a-9 as it is materially false and misleading.

In addition to being excludable because, if adopted, the Proposal would cause Abbott to violate Illinois law, the Proposal may also properly be excluded because it violates certain SEC proxy rules.

Rule 14a-8(i)(3) under the Exchange Act permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and the form of proxy:

> "If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

Staff Legal Bulletin No. 14B (Sept. 15, 2004) clarified that this basis for exclusion applies where:

> "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

The very nature of the Proposal is inherently false and misleading. The Proposal requests that the board take necessary steps so that each shareholder voting requirement be changed to a "simple majority" of the votes cast for and against a matter "in compliance with applicable laws." However, for the reasons described in Section I of this letter, the "simple majority" requested by the Proponent violates Illinois law. Therefore, it is not possible to implement the Proposal "in compliance with applicable laws." Even if it was argued that this Proposal did not violate Illinois law and was not beyond Abbott's power and authority to implement because the phrase "in compliance with applicable laws" was intended to mean that actions requested by the Proposal are only requested if they would comply with applicable law, it is materially false and misleading to submit to shareholders a proposal that purports to be limited to changes that can be made in compliance with law when in fact there are no circumstances under which such proposal could be implemented in compliance with Illinois law. Because of the inherent contradiction of seeking a "simple majority" standard "in compliance with applicable laws" when the requested standard itself violates Illinois law, the Proposal is so vague and indefinite that shareholders will not know with reasonable certainty what they are being asked to vote upon.

The Staff has previously concurred that a proposal could be excluded as vague and indefinite under Rule 14a-8(i)(3) in a situation where, according to an opinion of counsel submitted by the company, the standard requested by the proponent could not be implemented in accordance with applicable law. See *Pfizer Inc.* (Jan. 29, 2008) (proposal requested the board to amend the "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.")



The Staff has also repeatedly permitted exclusion of a proposal as misleading where it was sufficiently vague and indefinite that the company and its shareholders might interpret the proposal differently. For example, in *Fuqua Industries, Inc.* (avail. Mar. 12, 1991), the Staff stated that "neither shareholders voting on the proposal nor the Company in implementing the proposal, if adopted, would be able to determine with any reasonable certainty what actions would be taken under the proposal. The staff believes, therefore, that the proposal may be misleading because any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." See also *Bank of America Corp.* (avail. June 18, 2007) (allowing exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (allowing exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance"); and Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) (quoting the SEC: "Without attempting to determine whether under the laws of Missouri a proposal commanding the directors to create a stockholder relations office is a proper subject for action, it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail. . . .We therefore did not feel that we would compel the company to include the proposal in its present form in its proxy statement.").

Accordingly, it is my opinion that the Proposal is excludable from Abbott's 2011 proxy statement under Rule 14a-8(i)(3) and Rule 14a-9.

V. The Proposal can also be excluded under Rule 14a-8(i)(3) because it violates the Rules 14a-4(a)(3) and 14a-4(b)(1) of the SEC's proxy rules.

Under Rule 14a-8(i)(3), a company may exclude a shareholder proposal if the proposal or supporting statement is contrary to any of the SEC's proxy rules or regulations. For the reasons described below, the Proposal may be properly excluded under Rule 14a-8(i)(3) because it is contrary to Rules 14a-4(a)(3) and 14a-4(b)(1) of the SEC's proxy rules.

Rule 14a-4(a)(3) requires that the form of proxy:

> "shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters. . . ."

Rule 14a-4(b)(1) requires that the form of proxy provide means by which the shareholders are:

> "afforded an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to, each separate matter referred to therein as intended to be acted upon."



In adopting amendments to Rule 14a-4 in 1992, the SEC explained that the "amendments will allow shareholders to communicate to the board of directors their views on each of the matters put to a vote," and to prohibit "electoral tying arrangements that restrict shareholder voting choices on matters put before shareholders for approval." Exchange Act Release No. 31326 (October 16, 1992).

The Proposal covers many different situations pursuant to which shareholders are entitled to a vote under Illinois law. However, the Proposal does not differentiate among the various statutory provisions that require a vote in excess of the "simple majority" requested by the Proposal. As a result, the Proposal does not allow shareholders to choose which specific statutory provisions to modify because the Proposal requires an all or nothing decision. Shareholders must either vote for or against the Proposal, or abstain from voting, with respect to all matters for which Illinois law provides a voting standard different than the "simple majority" contained in the Proposal. Because the Proposal is bundled, it does not permit a meaningful shareholder vote.

While the Proposal on its surface may appear to address a single topic under the catch-all of a "simple majority" voting standard, in reality it addresses various provisions of the Illinois statute that specify voting rules in the context of distinct corporate actions. Each of the statutory provisions discussed in Section I raise separate issues and concerns. For example, shareholders may view the required vote on a merger differently than they would the vote on a charter amendment. However, the Proposal would not give them the opportunity to vote differently with respect to these individual matters.

The Proposal fails to separate each statutory provision it would affect and does not give shareholders the opportunity to vote on each separate matter, notwithstanding the differing substantive issues covered by the various statutory provisions. Consequently, the Proposal violates Rules 14a-4(a)(3) and 14a-4(b)(1). Therefore it is my opinion that the Proposal is excludable from Abbott's 2011 proxy statement.

VI. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend to the SEC any enforcement action if the Proposal is omitted from Abbott's 2011 proxy materials. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the State of Illinois.



If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2011 proxy materials, please contact me at 847-938-3591 or Steven Scrogham at 847-938-6166. We may also be reached by facsimile at 847-938-9492 and would appreciate it if you would send your response to us by facsimile to that number. The Proponent, John Chevedden, may be reached by telephone at OMB Memorandum M-07-16***

Very truly yours,

John A. Berry

Divisional Vice President,
Securities and Benefits
Domestic Legal Operations

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

Abbott
A Promise for Life

Exhibit A

Proposal

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Miles D. White
Chairman of the Board
Abbott Laboratories (ABT)
100 Abbott Park Rd
Abbott Park IL 60064
Phone: 847 937-6100

Dear Mr. White,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at: ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner

9/20/10
Date

cc: Laura J. Schumacher
Corporate Secretary
Steve Scrogham <steven.scrogham@abbott.com>
Angela M Duff <angela.duff@abbott.com>
FX: 847 937-9555

[ABT: Rule 14a-8 Proposal, October 6, 2010]

3 [Number to be assigned by the company] – **Adopt Simple Majority Vote**

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This includes any super-majority vote option of 67%, 80% or other super-majority percentage permitted under state law which our company can opt out of.

Supermajority vote requirements can be almost impossible to obtain when one considers the substantial percentage of shares that are typically not voted at an annual meeting. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are often used to block initiatives supported by most shareowners but opposed by management.

This proposal topic won from 74% to 88% support at the following companies: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M).

Corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related with company performance. See "What Matters in Corporate Governance?" Lucien Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

If our Company were to remove each supermajority requirement, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote – Yes on 3. [Number to be assigned by the company]

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email***FISMA & OMB Memorandum M-07-16***

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Miles D. White
Chairman of the Board
Abbott Laboratories (ABT)
100 Abbott Park Rd
Abbott Park IL 60064
Phone: 847 937-6100

NOVEMBER 3, 2010 UPDATE

Dear Mr. White,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner

9/20/10
Date

cc: Laura J. Schumacher
Corporate Secretary
Steve Scrogham <steven.scrogham@abbott.com>
Angela M Duff <angela.duff@abbott.com>
FX: 847 937-9555

[ABT: Rule 14a-8 Proposal, October 6, 2010, updated November 3, 2010]

3* – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This includes any super-majority vote option of 67%, 80% or other super-majority percentage permitted under state law which our company can opt out of.

Supermajority vote requirements can be almost impossible to obtain when one considers the substantial percentage of shares that are typically not voted. For example, a Goodyear management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are often used to block initiatives supported by most shareowners but opposed by management.

This proposal topic won from 74% to 88% support at the following companies: Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's.

Corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related with company performance. See "What Matters in Corporate Governance?" Lucien Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

If our Company were to remove each supermajority requirement, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay – $26 million for CEO Miles White and $10 million for Vice President James Mazzo.

Our company did not disclose annual performance targets. There was no way to discern whether such targets were challenging or not, and the level of discretion used. Long-term equity amounts were indeed determined by discretion. Mr. White's total equity grant date value exceeded $15 million in 2009.

Each director on our Executive Pay Committee received 27% in negative votes in 2010: William Daley, James Farrell, Laurance Fuller, William Osborn and William Smithburg.

James Farrell and William Smithburg were designated as "Flagged (Problem) Directors" due to directorships immediately preceding bankruptcy at UAL Corporation and Smurfit-Stone Container Corporation respectively. These Flagged Directors held 4 of 14 seats on our most important board committees. Four directors were beyond age 70 – succession planning concern.

Directors Miles White, Roy Roberts, David Owen, Laurance Fuller and William Smithburg had 12 to 28-years long-tenure – independence concern.

Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote – Yes on 3.*

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16***

Exhibit B

Additional Correspondence with Proponent

Steven L. Scrogham
Counsel

Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6011

Tel: (847) 938-8166
Fax: (847) 938-9492
E-mail: steven.scrogham@abbott.com



October 11, 2010

Via Federal Express & Email

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

This letter acknowledges timely receipt of the shareholder proposal submitted by Kenneth Steiner, who has designated you his proxy and instructed that we direct all communications to your attention. Our 2011 Annual Meeting of Shareholders is currently scheduled to be held on Friday, April 29, 2011.

Rule 14a-8 under the Securities Exchange Act of 1934 requires that the proponent submit verification of stock ownership. We await proof that Mr. Steiner has continuously owned his shares for at least one year prior to the date that he submitted his proposal. Please submit this information to Abbott no later than 14 calendar days from the day you receive this letter. You may send your response to my attention.

Abbott has not yet reviewed the proposal to determine if it complies with the other requirements for shareholder proposals found in Rules 14a-8 and 14a-9 under the Securities Exchange Act of 1934 and reserves the right to take appropriate action under such rules if it does not.

Please let me know if you should have any questions. Thank you.

Very truly yours,

Steven L. Scrogham

cc: John A. Berry
Kenneth Steiner

Abbott
A Promise for Life



DJF

DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number ***FISMA & OMB Memorandum M-07-16*** held with National Financial Services ~~Corp.~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1000 shares of Abbott Laboratories (ABT); having held at least two thousand dollars worth of the above mentioned security since the following date: 2/8/00, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10	# of pages ▶
To John Berry	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 847-938-9492	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Exhibit C

Illinois Statutory Provisions

Super-Majority Voting Statutes

Illinois Business Corporation Act Section 10.20 – Amendment by directors and shareholders

Any amendment authorized by Section 10.05 may be adopted by the action of the directors and shareholders in the following manner:

(a) The board of directors shall adopt a resolution setting forth the proposed amendment and directing that it be submitted to a vote at a meeting of shareholders, which may be either an annual or a special meeting.

(b) Written notice setting forth the proposed amendment or a summary of the changes to be effected thereby shall be given to each shareholder of record within the time and in the manner provided in this Act for the giving of notice of meetings of shareholders. If such meeting be an annual meeting, the proposed amendment, or such summary as aforesaid, may be included in the notice of such annual meeting. If the adoption of the amendment would give any class or series of shares the right to dissent, the notice shall also enclose a copy of Section 11.70 of this Act or otherwise provide adequate notice of the right to dissent and the procedures therefor.

(c) At such meeting a vote of the shareholders entitled to vote on the proposed amendment shall be taken. The proposed amendment shall be adopted upon receiving the affirmative vote of at least two-thirds of the votes of the shares entitled to vote on such amendment, unless any class or series of shares is entitled to vote as a class in respect thereof, in which event the proposed amendment shall be adopted upon receiving the affirmative votes of at least two-thirds of the votes of the shares of each class or series of shares entitled to vote as a class in respect thereof and of the total votes of the shares entitled to vote on such amendment.

(d) The articles of incorporation of a corporation may supersede the two-thirds vote requirement of subsection (c) by specifying any smaller or larger vote requirement **not less than a majority of the votes of the shares entitled to vote on the amendment and not less than a majority of the votes of the shares of each class or series of shares entitled to vote as a class on the amendment.** *[Boldface added for emphasis]*

(e) Any number of amendments may be submitted to the shareholders, and voted upon by them, at one meeting.

Illinois Business Corporation Act Section 11.20 — Approval by shareholders

(a) A vote of the shareholders entitled to vote on the proposed plan of merger, consolidation or exchange shall be taken. The plan of merger, consolidation or exchange shall be approved upon receiving by each corporation the affirmative votes of at least two-thirds of the votes of the shares entitled to vote on the plan unless any class or series of shares of any of such corporations is entitled to vote as a class on the plan in which event, as to such corporation, the plan of merger, consolidation or exchange shall be approved upon receiving the affirmative votes of at least two-thirds of the votes of the shares of each such class or series of shares entitled to vote as a class on the plan and of the votes of the total shares entitled to vote on the plan. Any class of shares of any such corporation shall be entitled to vote as a class if the articles of incorporation so provide or if the plan of merger, consolidation or exchange, as the case may be, contains any provision which, if contained in a proposed amendment to articles of incorporation, would entitle such class of shares to vote as a class.

(b) The articles of incorporation of any corporation may supersede the two-thirds vote requirement of this Section as to that corporation by specifying any smaller or larger vote requirement **not less than a majority of the votes of the shares entitled to vote on the issue and not less than a majority of the votes of the shares of each class or series of shares entitled to vote as a class on the issue.** *[Boldface added for emphasis]*

(c) No vote by the shareholders of a corporation that is a surviving party to a plan of merger or that is the acquiring corporation in a plan of exchange shall be required, unless its articles of incorporation provide to the contrary, if:

(1) the plan of merger or exchange does not amend in any respect the articles of incorporation of such corporation;

(2) each share of such corporation outstanding immediately prior to the effective date of the merger or exchange has the identical designations, preferences, qualifications, limitations, restrictions and special or relative rights immediately after the effective date thereof; and

(3) either no common shares of the surviving or acquiring corporation and no shares, securities or obligations convertible into such shares are to be issued or delivered under the plan of merger or exchange, or the authorized unissued common shares of the surviving or acquiring corporation to be issued or delivered under the plan of merger or plan of exchange, plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan, do not exceed 20 per cent of the common shares of such corporation outstanding immediately prior to the effective date of the merger or exchange.

Illinois Business Corporation Act Section 11.60 — Sale, lease or exchange of assets, other than in usual and regular course of business

A sale, lease, exchange, or other disposition of all, or substantially all, the property and assets, with or without the good will, of a corporation, if not made in the usual and regular course of its business, may be made upon such terms and conditions and for such consideration, which may consist, in whole or in part, of money or property, real or personal, including shares of any other corporation, domestic or foreign, as may be authorized in the following manner:

(a) The board of directors shall adopt a resolution recommending such sale, lease, exchange, or other disposition and directing the submission thereof to a vote at a meeting of shareholders, which may be either an annual or a special meeting.

(b) Written notice stating that the purpose, or one of the purposes, of such meeting is to consider the sale, lease, exchange, or other disposition of all, or substantially all, the property and assets of the corporation shall be given to each shareholder of record within the time and in the manner provided by this Act for the giving of notice of meetings of shareholders and shall also inform the shareholders of their right to dissent and either enclose a copy of Section 11.70 or otherwise provide adequate notice of the procedure to dissent. If such meeting be an annual meeting, such purpose may be included in the notice of such annual meeting.

(c) At such meeting the shareholders entitled to vote on such matter may authorize such sale, lease, exchange, or other disposition and fix, or may authorize the board of directors to fix, any or all of the terms and conditions thereof and the consideration to be received by the corporation therefor. Such authorization shall require the affirmative vote of the holders of at least two-thirds of the outstanding shares entitled to vote on such matter unless any class or series of shares is entitled to vote as a class in respect thereof, in which event such authorization shall require the affirmative vote of the holders of at least two-thirds of the outstanding shares of each class or series of shares entitled to vote as a class on such matter, and of the total outstanding shares entitled to vote on such matter.

(d) After such authorization by a vote of shareholders, the board of directors nevertheless, in its discretion, may abandon such sale, lease, exchange, or other disposition of assets, subject to the rights of third parties under any contracts relating thereto, without further action or approval by shareholders.

(e) The articles of incorporation of a corporation may supersede the two-thirds vote requirement of this Section by specifying any smaller or larger vote requirement, **not less than a majority of the outstanding shares entitled to vote on the matter and not less than a majority of the outstanding shares of each class of shares entitled to vote as a class on the matter.** *[Boldface added for emphasis]*

Illinois Business Corporation Act Section 12.15 — Voluntary dissolution by vote of shareholders

Dissolution of a corporation may be authorized by a vote of shareholders, in the following manner:

(a) Either:

(1) The board of directors shall adopt a resolution, which may be with or without their recommendation, proposing that the corporation be dissolved voluntarily, and directing that the question of such dissolution be submitted to a vote at a meeting of shareholders, which may be either an annual or special meeting, or

(2) Holders of not less than one-fifth of the votes of the shares entitled to vote on dissolution may, in writing, propose the dissolution of the corporation to the board of directors; if the directors fail or refuse to call a meeting of shareholders to consider such proposal for more than one year after delivery thereof, the shareholders proposing dissolution may call a meeting of the shareholders to consider such proposal.

(b) Written notice stating that the purpose, or one of the purposes, of the shareholders' meeting is to consider the voluntary dissolution of the corporation, shall be given to each shareholder whether or not entitled to vote at such meeting within the time and in the manner provided in this Act for the giving of notice of meetings of shareholders. If such meeting be an annual meeting, such purpose may be included in the notice of such annual meeting.

(c) At such meeting a vote of the shareholders entitled to vote on dissolution shall be taken on the resolution to dissolve voluntarily the corporation, which shall require for its adoption the affirmative votes of at least two-thirds of the votes of the shares entitled to vote on dissolution, unless any class of shares is entitled to vote as a class in respect thereof, in which event the resolution shall require for its adoption the affirmative votes of at least two-thirds of the votes of the shares of each class of shares entitled to vote as a class in respect thereof, and of the votes of the total shares entitled to vote on dissolution.

(d) The articles of incorporation of any corporation may supersede the two thirds vote requirement of subsection (c) as to that corporation by specifying any smaller or larger vote requirement **not less than a majority of the votes of the shares entitled to vote on dissolution and not less than a majority of the votes of the shares of any class entitled to vote as a class on dissolution.** *[Boldface added for emphasis]*

Business Combination Statute

Illinois Business Corporation Act Section 11.75 – Business combinations with interested shareholders.

(a) Notwithstanding any other provisions of this Act, a corporation (as defined in this Section 11.75) shall not engage in any business combination with any interested shareholder for a period of 3 years following the time that such shareholder became an interested shareholder, unless (1) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder, or (2) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting shares of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (3) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting shares which are not owned by the interested shareholder.

(b) The restrictions contained in this Section shall not apply if:

(1) the corporation's original articles of incorporation contains a provision expressly electing not to be governed by this Section;

(2) the corporation, by action of its board of directors, adopts an amendment to its by-laws within 90 days of the effective date of this amendatory Act of 1989, expressly electing not to be governed by this Section, which amendment shall not be further amended by the board of directors;

(3) the corporation, by action of its shareholders, adopts an amendment to its articles of incorporation or by-laws expressly electing not to be governed by this Section, provided that, in addition to any other vote required by law, such amendment to the articles of incorporation or by-laws must be approved by the affirmative vote of a majority of the shares entitled to vote. An amendment adopted pursuant to this paragraph shall be effective immediately in the case of a corporation that both (i) has never had a class of voting shares that falls within any of the categories set out in paragraph (4) of this subsection (b) and (ii) has not elected by a provision in its original articles of incorporation or any amendment thereto to be governed by this Section. In all other cases, an amendment adopted pursuant to this paragraph shall not be effective until 12 months after the adoption of such amendment and shall not apply to any business combination between such corporation and any person who became an interested shareholder of such corporation on or prior to such adoption. A by-law amendment adopted pursuant to this paragraph shall not be further amended by the board of directors;

(4) the corporation does not have a class of voting shares that is (i) listed on a national securities exchange, (ii) authorized for quotation on the NASDAQ Stock Market or (iii) held of record by more than 2,000 shareholders, unless any of the foregoing results from

action taken, directly or indirectly, by an interested shareholder or from a transaction in which a person becomes an interested shareholder;

(5) a shareholder becomes an interested shareholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the shareholder ceases to be an interested shareholder and (ii) would not, at any time within the 3 year period immediately prior to a business combination between the corporation and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership;

(6) the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the second sentence of this paragraph; (ii) is with or by a person who either was not an interested shareholder during the previous 3 years or who became an interested shareholder with the approval of the corporation's board of directors or during the period described in paragraph (7) of this subsection (b); and (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than 1) who were directors prior to any person becoming an interested shareholder during the previous 3 years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the corporation (except for a merger in respect of which, pursuant to subsection (c) of Section 11.20 of this Act, no vote of the shareholders of the corporation is required); (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation (other than to any direct or indirect wholly-owned subsidiary or to the corporation) having an aggregate market value equal to 50% or more of either the aggregate market value of all of the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding shares of the corporation; or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting shares of the corporation. The corporation shall give not less than 20 days notice to all interested shareholders prior to the consummation of any of the transactions described in clauses (x) or (y) of the second sentence of this paragraph; or

(7) The business combination is with an interested shareholder who became an interested shareholder at a time when the restrictions contained in this Section did not apply by reason of any of the paragraphs (1) through (4) of this subsection (b), provided, however, that this paragraph (7) shall not apply if, at the time the interested shareholder became an interested shareholder, the corporation's articles of incorporation contained a provision authorized by the last sentence of this subsection (b). Notwithstanding paragraphs (1), (2), (3) and (4) of this subsection and subparagraph (A) of paragraph (5) of subsection (c), any domestic corporation may elect by a provision of its original articles of incorporation or any amendment thereto to be governed by this Section, provided that any such amendment to the articles of incorporation shall not apply to restrict a business combination between the corporation and an interested shareholder of the corporation if the interested shareholder became such prior to the effective date of the amendment.

(c) As used in this Section 11.75 only, the term:

(1) "Affiliate" means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(2) "Associate" when used to indicate a relationship with any person, means (i) any corporation, partnership, unincorporated association, or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting shares, (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(3) "Business combination" when used in reference to any corporation and any interested shareholder of such corporation, means:

(A) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with (i) the interested shareholder, or (ii) with any other corporation if the merger or consolidation is caused by the interested shareholder and as a result of such merger or consolidation subsection (a) of this Section is not applicable to the surviving corporation;

(B) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a shareholder of such corporation, to or with the interested shareholder, whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding shares of the corporation;

(C) any transaction which results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any shares of the corporation or of such subsidiary to the interested shareholder, except (i) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of such corporation or any such subsidiary which securities were outstanding prior to the time that the interested shareholder became such, (ii) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of such corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of shares of such corporation subsequent to the time the interested shareholder became such, (iii) pursuant to an exchange offer by the corporation to purchase shares made on the same terms to all holders of said shares, or (iv) any issuance or transfer of shares by the corporation, provided however, that in no case under clauses (ii), (iii) and (iv) above shall there be an increase in the interested shareholder's proportionate share of the shares of any class or series of the corporation or of the voting shares of the corporation;

(D) any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation which has the effect, directly or indirectly, of increasing the proportionate share of the shares of any class or series, or securities convertible into the shares of any class or series, of the corporation or of any such subsidiary which is owned by the interested shareholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of any class or series not caused, directly or indirectly, by the interested shareholder; or

(E) any receipt by the interested shareholder of the benefit, directly or indirectly (except proportionately as a shareholder of such corporation) of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subparagraphs (A) through (D) of this paragraph (3)) provided by or through the corporation or any direct or indirect majority owned subsidiary; or

(F) any receipt by the interested shareholder of the benefit, directly or indirectly, (except proportionately as a shareholder of such corporation) of any assets, loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in subparagraphs (A) through (D) of this paragraph (3)) provided by or through any "defined benefit pension plan" (as defined in Section 3 of the Employee Retirement Income Security Act) of the corporation or any direct or indirect majority owned subsidiary.

(4) "Control", including the term "controlling", "controlled by" and "under common control with", means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract or otherwise. A person who is the owner of 20% or more of the outstanding voting shares of any corporation, partnership, unincorporated association, or other entity shall be presumed to have control of such entity, in the absence of proof by preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting shares, in good faith and not for the purpose of circumventing this Section, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(5) "Corporation" means a domestic corporation that:

(A) has any equity securities registered under Section 12 of the Securities Exchange Act of 1934 or is subject to Section 15(d) of that Act; and

(B) either

(i) has its principal place of business or its principal executive office located in Illinois; or

(ii) owns or controls assets located within Illinois that have a fair market value of at least $1,000,000, and

(C) either

(i) has more than 10% of its shareholders resident in Illinois;

(ii) has more than 10% of its shares owned by Illinois residents; or

(iii) has 2,000 shareholders resident in Illinois.

The residence of a shareholder is presumed to be the address appearing in the records of the corporation. Shares held by banks (except as trustee, executor or guardian), securities dealers or nominees are disregarded for purposes of calculating the percentages and numbers in this paragraph (5).

(6) "Interested shareholder" means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting shares of the corporation, or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting shares of the corporation at any time within the 3 year period immediately prior to the date on which it is sought to be determined whether such person is an interested shareholder; and the affiliates and associates of such person, provided, however, that the term "interested shareholder" shall not include (x) any person who (A) owned shares in excess of the 15% limitation set forth herein as of, or acquired such shares pursuant to a tender offer commenced prior to the effective date of this amendatory Act of 1989 or pursuant to an exchange offer announced prior to the aforesaid date and commenced within 90 days thereafter and either (I) continued to own shares in excess of such 15% limitation or would have but for action by the corporation or (II) is an affiliate or associate of the corporation and so continued (or so would have continued but for action by the corporation) to be the owner of 15% or more of the outstanding voting shares of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such a person is an interested shareholder or (B) acquired said shares from a person described in (A) above by gift, inheritance or in a transaction in which no consideration was exchanged; or (y) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of action taken solely by the corporation, provided that such person shall be an interested shareholder if thereafter such person acquires additional shares of voting shares of the corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested shareholder, the voting shares of the corporation deemed to be outstanding shall include shares deemed to be owned by the person through application of paragraph (9) of this subsection, but shall not include any other unissued shares of such corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(7) "Person" means any individual, corporation, partnership, unincorporated association or other entity.

(7.5) "Shares" means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(8) "Voting shares" means, with respect to any corporation, shares of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in its election of the governing body of the entity.

(9) "Owner" including the terms "own" and "owned" when used with respect to any shares means a person that individually or with or through any of its affiliates or associates:

(A) beneficially owns such shares, directly or indirectly; or

(B) has (i) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of shares tendered pursuant to a tender or exchange offer made by such person or any of such person's affiliates or associates until such tendered shares is accepted for purchase or exchange; or (ii) the right to vote such shares pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any shares because of such person's right to vote such shares if the agreement, arrangement or understanding to vote such shares arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

(C) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in clause (ii) of subparagraph (B) of this paragraph), or disposing of such shares with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such shares.

(d) No provision of a certificate of incorporation or by-law shall require, for any vote of shareholders required by this Section a greater vote of shareholders than that specified in this Section.

(e) The provisions of this Section 11.75 are severable and any provision held invalid shall not affect or impair any of the remaining provisions of this Section.

Fair Price Statute

Illinois Business Corporation Act Section 7.85 —Vote required for certain business combinations

A. This Section shall apply to any domestic corporation that (i) has any equity securities registered under Section 12 of the Securities Exchange Act of 1934 or is subject to Section 15(d) of that Act (a "reporting company") and (ii) any domestic corporation other than one described in (i)that either specifically adopts this Section 7.85 in its original articles of incorporation or amends its articles of incorporation to specifically adopt this Section 7.85, however, the restrictions contained in this Section shall not apply in the event of any of the following:

(1) In case of a reporting company, the corporation's articles of incorporation immediately prior to the time it becomes a reporting company contains a provision expressly electing not to be governed by this Section.

(2) The corporation, by action of its board of directors, adopts an amendment to its by-laws within 90 days after the effective date of this amendatory Act of 1997 expressly electing not to be governed by this Section, which amendment shall not be further amended by the board of directors.

(3) In the case of a reporting company, the corporation, by action of its shareholders, adopts an amendment to its articles of incorporation or by-laws expressly electing not to be governed by this Section, provided that, in addition to any other vote required by law, such amendment to the articles of incorporation or by-laws must be approved by the affirmative vote of a majority of the voting shares (as defined in paragraph B of this Section 7.85). An amendment adopted under this paragraph shall not be effective until 12 months after the adoption of the amendment and shall not apply to a business combination between the corporation and a person who became an interested shareholder of the corporation at the same time as or before the adoption of the amendment. A by-law amendment adopted under this paragraph shall not be further amended by the board of directors.

(4) A shareholder becomes an interested shareholder inadvertently and (i) as soon as practical divests sufficient shares so that the shareholder ceases to be an interested shareholder and (ii) would not, at any time within the 3 year period immediately before a business combination between the corporation and the shareholder, have been an interested shareholder but for the inadvertent acquisition.

In the case of circumstances described in subparagraphs (1), (2), and (3) of this paragraph A, the election not to be governed may be in whole or in part, generally, or generally by types, or as to specifically identified or unidentified interested shareholders.

B. Higher vote for certain business combinations. **In addition to any affirmative vote required by law or the articles of incorporation, except as otherwise expressly provided in paragraph C of this Section 7.85, any business combination shall require (i) the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of all classes and series of the corporation entitled to vote generally in the election of directors** *[Boldface added for emphasis]*, voting together as a single class (the "voting shares") (it being understood that, for the purposes of this Section 7.85, each voting share shall have the number of votes granted to it pursuant to the corporation's articles of incorporation) and (ii) the affirmative vote of a majority of the voting shares held by disinterested shareholders.

C. When higher vote is not required. The provisions of paragraph B of this Section 7.85 shall not be applicable to any particular business combination, and such business combination shall require only such affirmative vote as is required by law and any other provision of the corporation's articles of incorporation and any resolutions of the board of directors adopted pursuant to Section 6.10 if all of the conditions specified in either of the following subparagraphs (1) and (2) of this paragraph C are met:

(1) Approval by disinterested directors. The business combination shall have been approved by two-thirds of the disinterested directors (as hereinafter defined).

(2) Price and procedure requirements. All of the following conditions shall have been met:

(a) The business combination shall provide for consideration to be received by all holders of common shares in exchange for all their shares, and the aggregate amount of the cash and the fair market value as of the date of consummation of the business combination of consideration other than cash to be received per share by holders of common shares in such business combination shall be at least equal to the higher of the following:

(i) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the interested shareholder or any affiliate or associate of the interested shareholder to acquire any common shares beneficially owned by the interested shareholder which were acquired (a) within the two year period immediately prior to the first public announcement of the proposal of the business combination (the "announcement date") or (b) in the transaction in which it became an interested shareholder, whichever is higher; and

(ii) the fair market value per common share on the first trading date after the announcement date or on the first trading date after the date of the first public announcement that the interested shareholder became an interested shareholder (the "Determination Date"), whichever is higher.

(b) The business combination shall provide for consideration to be received by all holders of outstanding shares other than common shares in exchange for all such shares, and the aggregate amount of the cash and the fair market value as of the date of the consummation of the business combination of consideration other than cash to be received per share by holders of outstanding shares other than common shares shall be at least equal to the highest of the following (it being intended that the requirements of this subparagraph (2)(b) shall be required to be met with respect to every class and series of outstanding shares other than common shares whether or not the interested shareholder or any affiliate or associate of the interested shareholder has previously acquired any shares of a particular class or series):

(i) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the interested shareholder or any affiliate or associate of the interested shareholder to acquire any shares of such class or series beneficially owned by the interested shareholder which were acquired (a) within the 2-year period immediately prior to the announcement date or (b) in the transaction in which it became an interested shareholder, whichever is higher;

(ii) (if applicable) the highest preferential amount per share to which the holders of shares of such class or series are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the corporation;

(iii) the fair market value per share of such class or series on the first trading date after the announcement date or on the determination date, whichever is higher; and

(iv) an amount equal to the fair market value per share of such class or series determined pursuant to clause (iii) times the highest value obtained in calculating the following quotient for each class or series of which the interested shareholder has acquired shares within the 2-year period ending on the announcement date: (x) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the interested shareholder or any affiliate or associate of the interested shareholder for any shares of such class or series acquired within such 2-year period divided by (y) the market value per share of such class or series on the first day in such 2-year period on which the interested shareholder or any affiliate or associate of the interested shareholder acquired any shares of such class or series.

(c) The consideration to be received by holders of a particular class or series of outstanding shares shall be in cash or in the same form as the interested shareholder or any affiliate or associate of the interested shareholder has previously paid to acquire shares of such class or series beneficially owned by the interested shareholder. If the interested shareholder and any affiliates or associates of the interested shareholder have paid for shares of any class or series with varying forms of consideration, the form of consideration for such class or series shall be either cash or the form used to acquire the largest number of shares of such class or series beneficially owned by the interested shareholder.

(d) After such interested shareholder has become an interested shareholder and prior to the consummation of such business combination: (1) except as approved by two-thirds of the disinterested directors, there shall have been no failure to declare and pay at the regular date therefor any full periodic dividends (whether or not cumulative) on any outstanding shares of the corporation other than the common shares; (2) there shall have been (a) no reduction in the annual rate of dividends paid on the common shares (except as necessary to reflect any subdivision of the common shares), except as approved by two-thirds of the disinterested directors, and (b) an increase in such annual rate of dividends (as necessary to prevent any such reduction) in the event of any reclassification (including any reverse share split), recapitalization, reorganization or any similar transaction which has the effect of reducing the number of outstanding common shares; and (3) such interested shareholder shall not have become the beneficial owner of any additional voting shares except as part of the transaction which results in such interested shareholder becoming an interested shareholder or as a result of action taken by the corporation not caused, directly or indirectly, by such interested shareholder.

(e) After such interested shareholder has become an interested shareholder, such interested shareholder shall not have received the benefit, directly or indirectly (except proportionately as a shareholder), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the corporation or any subsidiary, whether in anticipation of or in connection with such business combination or otherwise.

(f) A proxy or information statement describing the proposed business combination and complying with the requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder (or any subsequent provisions replacing such Act, rules or regulations) shall be mailed to public shareholder of the corporation at least 30 days prior to the consummation of such business combination (whether or not such proxy or information statement is required to be mailed pursuant to such Act or subsequent provisions).

D. Certain definitions. For the purposes of this Section 7.85:

(1) "Person" means an individual, firm, corporation, partnership, trust or other entity.

(2) "Interested shareholder" means (i) a person (other than the corporation and a direct or indirect majority-owned subsidiary of the corporation) that (a) is the owner of 15% or more of the outstanding voting shares of the corporation or (b) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting shares of the corporation at any time within the 3 year period immediately before the date on which it is sought to be determined whether the person is an interested shareholder and (ii) the affiliates and associates of that person, provided, however, that the term "interested shareholder" shall not include (x) a person who (A) owned shares in excess of the 15% limitation as of January 1, 1997 and either (I) continued to own shares in excess of the 15% limitation or would have but for action by the corporation or (II) is an affiliate or associate of the corporation and so continued (or so would have continued but for action of the corporation) to be the owner of 15% or more of the outstanding voting shares of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such a person is an interested shareholder or (B) acquired the shares from a person described in clause (A) by gift, inheritance, or in a transaction in which no consideration was exchanged or (y) a person whose ownership of shares in excess of the 15% limitation is the result of action taken solely by the corporation, provided that the person shall be an interested shareholder if thereafter the person acquires additional shares of the corporation, except as a result of further corporate action not caused, directly or indirectly, by the person or if the person acquires additional shares in transactions approved by the board of directors, which approval shall include a majority of the disinterested directors. For the purpose of determining whether a person is an interested shareholder, the voting shares of the corporation deemed to be outstanding shall include shares deemed to be owned by the person through application of subparagraph (3) of this paragraph, but shall not include any other unissued shares of the corporation that may be issuable.

(3) "Owner", including the terms "own" and "owned", when used with respect to shares means a person that individually or with or through any of its affiliates or associates:

(a) beneficially owns the shares, directly or indirectly; or

(b) has (i) the right to acquire the shares (whether the right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement, or understanding, upon exercise of conversion rights, exchange rights, warrants, or options, or otherwise ; provided, however, that a person shall not be deemed the owner of shares tendered pursuant to a tender or exchange offer made by the person or any of the person's affiliates or associates until the tendered shares are accepted for purchase or exchange or (ii) the right to vote the shares pursuant to an agreement, arrangement, or understanding; provided, however, that a person shall not be deemed the owner of any shares because of the person's right to vote the shares if the agreement, arrangement, or understanding to vote the shares arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

(c) has an agreement, arrangement, or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in clause (ii) of item (b) of this subparagraph), or disposing of the shares with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, the shares.

(4) "Affiliate" means a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, another person.

(5) "Associate", when used to indicate a relationship with a person, means (i) a corporation, partnership, unincorporated association, or other entity of which the person is a director, officer, or partner or is, directly or indirectly, the owner of 20% or more of a class of voting shares, (ii) a trust or other estate in which the person has at least a 20% beneficial interest or as to which the person serves as trustee or in a similar fiduciary capacity, and (iii) a relative or spouse of the person, or a relative of that spouse who has the same residence as the person.

(6) "Subsidiary" means any corporation of which a majority of any class of equity security is owned, directly or indirectly, by the corporation: provided, however, that for the purposes of the definition of interested shareholder set forth in subparagraph (2) of this paragraph D, the term "subsidiary" shall mean only a corporation of which a majority of each class or equity security is owned, directly or indirectly, by the corporation.

(7) "Disinterested director" means any member of the board of directors of the corporation who: (a) is neither the interested shareholder nor an affiliate or associate of the interested shareholder; (b) was a member of the board of directors prior to the time that the interested shareholder became an interested shareholder or was a director of the corporation before January 1, 1997, or was recommended to succeed a disinterested director by a majority of the disinterested directors then in office; and (c) was not nominated for election as a director by the interested shareholder or any affiliate or associate of the interested shareholder.

(8) "Fair market value" means: (a) in the case of shares, the highest closing sale price during the 30-day period immediately preceding the date in question of a share on the New York Stock Exchange Composite Tape, or, if such shares are not quoted on the Composite Tape, on the New York Stock Exchange, or, if such shares are not listed on such Exchange, on the principal United States securities exchange registered under the Securities Exchange Act of 1934 on which such shares are listed, or, if such shares are not listed on any such exchange, the highest closing sale price or bid quotation with respect to a share during the 30-day period preceding the date in question on the National Association of Securities Dealers, Inc. Automated Quotations System or any system then in use, or if no such quotations are available, the fair market value on the date in question of a share as determined by a majority of the disinterested directors in good faith; and (b) in the case of property other than cash or shares, the fair market value of such property on the date in question as determined by a majority of the disinterested directors in good faith.

(9) "Disinterested shareholder" shall mean a shareholder of the corporation who is not an interested shareholder or an affiliate or an associate of an interested shareholder.

(10) "Business combination" has the meaning set forth in Section 11.75 of this Act (regardless of the case of the word "only" in that Section).

(11) In the event of any business combination in which the corporation survives, the phrase "consideration other than cash" as used in subparagraphs (2)(a) and (2)(b) of paragraph C of this Section 7.85 shall include the common shares and the shares of any other class or series retained by the holders of such shares.

(12) "Shares" means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(13) "Voting shares" means, with respect to any corporation, shares of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a

corporation, any equity interest entitled to vote generally in its election of the governing body of the entity.

E. Determinations by disinterested directors. A majority of the disinterested directors shall have the power to determine, for the purposes of this Section 7.85, (a) whether a person is an interested shareholder, (b) the number of voting shares beneficially owned by any person, (c) whether a person is an affiliate or associate of another, and (d) whether the transaction is the subject of any business combination.